Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Components of Results of Operations

Revenues. We generate revenues primarily from the sale of our products, and, to a lesser extent, services. The final price to the customer may vary based on various factors, including but not limited to the size of a given transaction, the geographic location of the customer, the specific application for which products are sold, the channel through which products are sold, the competitive environment and the results of negotiation.

Cost of Revenues. Our cost of revenues consists primarily of the prices we pay contract manufacturers for the products they manufacture for us, the costs of our manufacturing facility, estimated warranty costs, costs related to management of our manufacturing facility, supply chain and shipping. In addition, we pay salaries and related costs to our employees and fees to subcontractors relating to installation services with respect to our products.

Significant Expenses

Research and Development Expenses. Our research and development expenses consist primarily of salaries and related costs for research and development personnel, subcontractors’ costs, costs of materials and depreciation of equipment. All of our research and development costs are expensed as incurred. We believe continued investment in research and development is essential to attaining our strategic objectives.

Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, amortization of intangible assets, trade show and exhibit expenses, travel expenses, commissions and promotional materials.

General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation and related costs for executive, finance, information system and human resources personnel, professional fees (including legal and accounting fees), insurance, provisions for doubtful accounts and other general corporate expenses.

 Our restructuring expenses consisted primarily of severance and related benefit charges, and to a lesser extent, facilities costs related to obligations under non-cancelable leases for facilities that we ceased to use and other associated costs.

Financial expenses, net. Our financial expenses, net, consists primarily of interest paid on bank debts, gains and losses arising from the re measurement of transactions and balances denominated in non-dollar currencies into dollars, gains and losses from our currency hedging activity, amortization of marketable securities premium, net, and other fees and commissions paid to banks, offset by interest earned on bank deposits and marketable securities.

Taxes.  Our tax expenses consist of current corporate tax expenses in various locations and changes in deferred tax assets and liabilities.

Restructuring charges. During the fourth quarter of 2012, we initiated a restructuring plan to improve our operating efficiency, the restructuring plan contributed to the reduction of the operating expenses by $13.0 million for the nine months ended 2013. The restructuring costs in 2012 amounted to $4.6 million. In the fourth quarter of 2013, we announced a new restructuring plan (the “2013 Restructuring Plan”) to reduce our operational costs. The 2013 Restructuring Plan is intended to realign operations, reduce head count and undertake other cost reduction measures in order to lower our breakeven point and improve profitability.  As part of the 2013 Restructuring Plan, executive and certain other employee salaries were reduced; in order to help retain these employees, our board has authorized a grant of up to 1.2 million restricted share units under our Amended and Restated Share Option and RSU Plan. The restructuring is expected to result in annual savings of approximately $25 million. The 2013 Restructuring Plan include consolidating research and development activities worldwide and realigning teams on enhancing the newly released IP-20 platform, consolidating or relocating certain offices and reducing staff functions and some operations positions, as well as other measures. No customer-facing activities will be affected. Total restructuring charges are expected to be approximately $11-$13 million which will begin in fourth quarter of 2013 and will continue during the first half of 2014, mainly in the first quarter.

Results of Operations

The following table presents consolidated statement of operations data for the periods indicated and as a percentage of total revenues.

	Nine months ended September 30, 2012		Nine months ended September 30, 2013
	$	%	$	%
Revenues	339,802	100%	272,280	100%
Cost of revenues	236,552	69.6	187,792	69.0
Gross profit	103,250	30.4	84,488	31.0
Operating expenses:
Research and development, net	35,480	10.4	32,553	12.0
Selling and marketing	58,762	17.3	50,637	18.6
General and administrative	20,594	6.1	18,668	6.8
Total operating expenses	114,836	33.8	101,858	37.4
Operating loss	(11,586)	(3.4)	(17,370)	(6.4)
Financial expenses, net	(2,609)	(0.8)	(8,856)	(3.2)
Taxes on income	(796)	(0.2)	(5,875)	(2.2)
Net loss	(14,991)	(4.4)	(32,101)	(11.8)

Nine months ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Revenues. Revenues decreased by 19.9 % from $339.8 million in the first nine months of 2012 to $272.3 million in the first nine months in 2013, partially due to recent downturns in the telecommunication industry which resulted in a reduction in capital expense budgets of our customers. Revenues in the India region decreased from $46.1 million in the first nine months of 2012 to $19.2 million in the first nine months of 2013, primarily due to completion of a major deployment cycle in one of our largest customers while our other major customers are still holding their investment as a result of market and regulatory conditions. Revenues in the Europe region decreased from $70.5 million in the first nine months of 2012 to $49.1 million in the first nine months in 2013, primarily due to economic and market conditions .  Revenues in the Asia Pacific region decreased from $48.1 million in the first nine months of 2012 to $30.7 million in the first nine months of 2013, primarily due to slow progress in penetrating new customers while our existing customers reduced their investment as part of cycle investment patterns. The decrease in revenues was partially offset by increase in Africa region.

Cost of Revenues.  Cost of revenues decreased by 20.6 % from $236.6 million in the first nine months of 2012 to $187.8 million in the first nine months of 2013. This decrease was attributable mainly to lower material costs of $43.2 million, related to decrease in revenues and lower cost of an inventory step-up adjustment of acquired deferred revenue as of the closing of the acquisition by the Company of Nera Networks AS in January 2011 (“Nera Acquisition”) in the amount of $4.5 million.

Gross Profit.  Gross profit as a percentage of revenues increased from 30.4% in the first nine months of 2012 to 31.0% in the first nine months of 2013. This increase was attributable mainly to the lower cost of inventory step up, partially offset by an increase of the percentage of our fixed operating expenses of lower revenues.

Research and Development Expenses. Our research and development expenses decreased by 8.2 % from $35.5 million in the first nine months of 2012 to $32.6 million in the first nine months of 2013. The decrease in our research and development expenses was attributable primarily to a reduction in subcontractor expenses of $1.6 million, a decrease in stock-based compensation expenses of $0.7 million and a decrease of $0.6 million in salary and related expenses as a result of organizational changes due to the 2012 restructuring plan. Our research and development efforts are a key element of our strategy and are essential to our success. We intend to maintain our commitment to research and development and an increase or a decrease in our total revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures. The 2013 Restructuring Plan includes consolidating research and development activities worldwide and realigning teams on enhancing the newly released IP-20 platform.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 13.9% from $58.8 million in the first nine months of 2012 to $50.6 million in the first nine months of 2013. This decrease was primarily attributable to the decrease of approximately $3.6 million in salary and related expenses as a result of organizational changes due to the 2012 restructuring plan, lower commission expenses of $1.0 million, lower office expenses of $1.0 million, lower amortization expenses of intangible assets of $0.8 million and lower stock-based compensation expenses of $0.5 million.

 General and Administrative Expenses. General and administrative expenses decreased by 9.2% from $20.6 million in the first nine months of 2012 to $18.7 million in the first nine months of 2013. This decrease was primarily attributable to the decrease of approximately $0.8 million in salary and related expenses as a result of organizational changes due to the 2012 restructuring plan and a decrease in doubtful debt expenses of $0.6 million.

Financial expenses, net. Financial expenses, net increased by 242.3% from $2.6 million in the first nine months of 2012 to $8.9 million in the first nine months of 2013. The increase in financial expenses was mainly related to an increase in currency revaluation expenses in the amount of $5.6 million, principally related to a  currency devaluation in Venezuela of $3.1 million that we took relating to Venezuela currency devaluation in February 2013 and an increase in interest expenses of our short-term loans in the amount of $0.8 million.

Taxes on income. Taxes on income increased by 638% from $0.8 million in the first nine months of 2012 to $5.9 million in the first nine months of 2013. Our effective tax rate was 22.4% in 2013. This change was mainly attributed to tax expenses related to an adjustment of the valuation allowance for income taxes of $4.0 million with a corresponding reduction to the tax asset. The adjustment was made as a result of the Company determining that it was not likely to utilize carry forward tax losses on the basis previously assumed.

Net loss. Net loss increased by 114.1% from $15.0 million in the first nine months of 2012 to $32.1 million in the first nine months of 2013. The increase in net loss was attributable primarily to the decrease in revenues, as well as an increase in financial and tax expenses.

Liquidity and Capital Resources

As of September 30, 2013, we had approximately $44.8 million in cash and cash equivalents, short term bank deposits and long-term marketable securities. Of this amount, $18.2 million is located in Argentina and Venezuela. These countries impose foreign currency exchange limits which impairs our ability to move funds out of these countries.

As of September 30, 2013, our cash investments were comprised of the following: 90% consisted of short-term, highly liquid investments with original maturities of up to three months, 9% of our liquid assets was invested in long term corporate and government debt securities and 1% consisted of short-term bank deposits. Most of these investments are in US dollars.

As of September 30, 2013, our short-term debt from financial institutions was $49.2 million and long-term debt from financial institutions was $12.4 million.

We have a committed credit facility with a maximum line of credit of $40.2 million in the form of bank guarantees and $73.5 million in the form of loans, available for our use from a syndicate of four banks, for which we pay commitment fees. The credit facility is provided by the syndicate with each bank agreeing severally (and not jointly) to make its agreed portion of the credit loans to us in accordance with the terms of the credit loan agreement which includes a framework for joint decision making powers by the banks.   As of September 30, 2013, we had $11.9 million available under our credit facility.

In addition, the credit agreement contains financial and other covenants requiring that we maintain, among other things, a certain ratio between our shareholders’ equity and the total value of our assets on our balance sheet  and a certain ratio between our net financial debt to each of our working capital and accounts receivable. Any failure to comply with the covenants, including for poor financial performance, may constitute a default under the credit agreement and may require us to seek an amendment or waiver from the banks to avoid termination of their commitments and/or an immediate repayment of all outstanding amounts under the credit facilities. The credit facilities are secured by (1) a floating charge over all our assets and (2) floating and fixed charges over our bank accounts with the banks.  Although we were in compliance with our bank covenants as of September 30, 2013, we have recently obtained the bank syndicate's consent for less restrictive financial covenants to be in effect until October 1, 2014 after which the original covenants again apply. We expect to comply with the new less restrictive financial covenants until October 1, 2014.

Net cash used in operating activities was $13.4 million for the nine months ended September 30, 2013.

In the first nine months of 2013, our cash used in operating activities was affected by the following principal factors:

•	our net loss of $32.1 million;

•	a $19.1 million decrease in trade payables, net of accrued expenses and other accounts payables; and

•	a $8.2 million decrease in deferred revenues paid in advance.

These factors were offset by:

•	a $7.5 million decrease in inventories, net of write-offs; and

•	a $20.3 million decrease in trade and other receivables, net.

Net cash used in operating activities was $9.9 million for the nine months ended September 30, 2012.

In the first nine months of 2012, our cash used in operating activities was affected by the following principal factors:

•	our net loss of $15.0 million;

•	a $39.5 million increase in trade and other receivables, net; and

•	a $16.4 million decrease in deferred revenues paid in advance.

These factors were offset by:

•	a $28.8 million decrease in inventories, net of write-offs; and

•	a $17.4 million increase in trade payables, net of accrued expenses and other accounts payables.

Net cash used in investing activities was approximately $11.3 million in the first nine months of 2013 compared to $6.2 million provided by investing activities in the first nine months in 2012. In the nine months ended September 30, 2013, our investment in short-term bank deposits of $0.2 million and purchase of property and equipment of $11.7 million, were offset partially by proceeds from maturity of short-term bank deposits of $0.3 million and by proceeds from sales of marketable securities of $0.3 million. In the nine months ended September 30, 2012, our net proceeds from short-term bank deposits of $6.7 million and net proceeds from sales of marketable securities of $9.7 million, were offset partially by purchase of property and equipment of $10.2 million.

Net cash provided by financing activities was approximately $19.0 million in the first nine months of 2013 compared to $19.6 million provided in the first nine months in 2012. In the nine months ended September 30, 2013, proceeds from exercises of share options of $1.1 million and net proceeds from financial institutions of $17.8 million after giving effect to repayment of a portion of our long term debt. In the nine months ended September 30, 2012, our proceeds from exercises of share options of $0.7 million and net proceeds from financial institutions, net of $18.9 million, after giving effect to repayment of a portion of our loan term debt.

As of September 30, 2013, our principal commitments consisted of $15.1 million for obligations outstanding under non-cancelable operating leases.

Although we cannot assure you that the 2013 Restructuring Plan will achieve the anticipated benefits or not exceed the expected costs, based on the Company’s current financial projections, which takes into account projected savings from the 2013 Restructuring Plan, the Company believes it has sufficient existing cash resources and credit facilities to fund operations for at least the next 12 months.